Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-139978 and 333-137562) and related prospectuses of Williams Partners L.P., and in the registration statement on Form S-8 (No. 333-128881) of Williams Partners L.P. of our reports dated February 22, 2007, with respect to the consolidated financial statements of Williams Partners L.P., Williams Partners L.P.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Williams Partners L.P., and the balance sheet of Williams Partners GP LLC, included in this Annual Report (Form 10-K) for the year ended December 31, 2006:
/s/ Ernst & Young LLP
Tulsa, Oklahoma
February 22, 2007